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15048917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH. DC
194

SEC FILE NUMBER
8 – 66854

*AB
3/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SMF TRADING INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 38TH FLOOR
(No. And Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHESTER CLARK — 212-531-8500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET, 4TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, CHESTER CLARK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMF TRADING, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF ~~NEW YORK~~
COUNTY OF RICHMOND

The foregoing instrument was acknowledged before me this 2uh day of Feb, 2015, by CHESTER Clark

Peter Vincent Discenza Jr. Notary Public
My Commission Exp. February 03, 2018

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMF TRADING, INC.
D/B/A WORLD-XECUTION STRATEGIES
A WHOLLY OWNED SUBSIDIARY OF
WORLD-X HOLDINGS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
SMF Trading, INC., a wholly owned subsidiary of
World-X Holdings, LLC:

We have audited the accompanying statement of financial condition of SMF Trading, Inc., a wholly owned subsidiary of World-X Holdings, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 27, 2015

SMF TRADING, INC.
D/B/A WORLD-XECUTION STRATEGIES
A WHOLLY OWNED SUBSIDIARY OF WORLD-X HOLDINGS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 19,207
Due from clearing broker	337,704
Receivable from customers	60,134
Due from related parities	836,053
Other assets	19,124
TOTAL ASSETS	$ 1,272,222

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	293,080
TOTAL LIABILITIES	293,080
Stockholder's equity:	
Common stock no par value, 200 shares authorized, 10 shares issued and outstanding	20,000
Additional paid - in capital	1,426,759
Accumulated deficit	(467,617)
TOTAL STOCKHOLDER'S EQUITY	979,142
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,272,222

The accompanying notes are an integral part of this financial statement.

SMF TRADING, INC.
D/B/A WORLD-XECUTION STRATEGIES
A WHOLLY OWNED SUBSIDIARY OF WORLD-X HOLDINGS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SMF Trading Inc, (the "Company") began operations under the current management in December 2011. The Company, D/B/A World-Xecution Strategies as of October 3, 2012, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority Inc.("FINRA"). The Company is a New York Corporation and, as of September 11, 2013, is wholly owned by World-X Holdings, LLC (the "Parent"). The company conducts an agency commission business.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a combined deferred federal, state and city income tax asset of $99,100 at December 31, 2014 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $99,100 as the ultimate realization of these benefits is uncertain. The Company had federal net operating loss carry forwards of $226,643 as of December 31, 2014 which begin to expire in 2032.

The valuation allowance decreased by $202,148 for the year ended December 31, 2014.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company records commission revenue and expenses on a trade date basis.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement* has no material effect on these financials statements.

NOTE 4. DUE FROM BROKER OR DEALER

Amounts receivable from clearing organization at December 31, 2014, consist of the following:

NOTE 4. DUE FROM BROKER OR DEALER (continued)

Due from clearing organization	$337,704

The Company clears certain of its customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 5. RELATED PARTIES

The Company licenses facilities management services to an entity affiliated through common ownership. The related party provides facilities management services to the Company for a fee. The services are related to technology, rent, equipment, furniture, utilities, facilities and administrative support. The facility management fee for the year ended December 31, 2014 was $36,000 as shown on the Statement of Operations.

The company provided execution services to an entity affiliated through common ownership, the commission income for the year ended December 31, 2014 was $978,549.

The company executed the customer orders through an entity affiliated through common ownership, the execution fee for the year ended December 31, 2014 was $64,803.

The balance due from the related parties for the year ended December 31, 2014 was $836,053.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has no lease or equipment rental commitments, no underwriting commitments, and no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign

NOTE 7. GUARANTEES (continued)

exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has not issued any guarantees at December 31, 2014 or during the year then ended.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $63,831, which was $44,292 in excess of its required net capital of $19,539. The Company's net capital ratio was 4.59 to 1.

The company was in periodic net capital deficiency from October 31, 2013 to March 6, 2014. This issue arose due to commission receivables of less than 30 days from a non-broker-dealer being treated as an allowable asset. A deficiency would recur at the beginning of each month until that month's commission remittance was received. The company took immediate action to resolve the issue by having clearing firm collect a greater percentage of commissions directly.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.